               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549


                                   FORM 11-K


             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000


                                      OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                       Commission file number 333-67303


                             AmeriSave 401(k) Plan
                           (Full title of the plan)



                                AMERIPATH, INC.
         (Name of issuer of the securities held pursuant to the plan)


                                 James C. New
                     President and Chief Executive Officer
                                AmeriPath, Inc.
                          7289 Garden Road, Suite 200
                         Riviera Beach, Florida 33404

                   (Address of principal executive offices)
                                  (Zip Code)
                     ------------------------------------

                             Curtis A. Wolfe, Esq.
                           Steel Hector & Davis LLP
                         200 South Biscayne Boulevard
                                  Suite 4000
                           Miami, Florida 33131-2398
                                (305) 577-7000

   AmeriSave
   401(k) Plan
   Financial Statements and
   Supplemental Schedule
   December 31, 2000 and 1999

AmeriSave
401(k) Plan

Index

                                                                                                    Page
Financial Statements:

Report of Independent Accountants                                                                    1

Statements of Net Assets Available for Benefits                                                      2

Statements of Changes in Net Assets Available for Benefits                                           3

Notes to Financial Statements                                                                      4-9

Supplemental Schedule*:

Schedule I - Schedule of Assets Held for Investment Purposes at End of Year                      10-11

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[PricewaterhouseCoopers letterhead]



                       Report of Independent Accountants

To the Participants and Administrator of the AmeriSave 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AmeriSave 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

June 4, 2001
Hartford, Connecticut

AmeriSave
401(k) Plan
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                        December 31,
                                                                 2000                   1999
Assets

Investments, at fair value                                    $  31,418,629          $  31,186,041

Receivables:

     Participant notes                                              594,972                526,071
                                                        --------------------   --------------------
Net assets available for benefits                             $  32,013,601          $  31,712,112
                                                        --------------------   --------------------

  The accompanying notes are an integral part of these financial statements.

AmeriSave
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                                           Years Ended
                                                                                          December 31,
                                                                                    2000                1999
Additions to net assets attributed to:
     Investment income:
         Interest                                                               $      567,726      $       568,276
         Net (depreciation) appreciation in fair
            value of investments                                                    (1,037,584)           4,158,990
                                                                              -----------------   ------------------
                                                                                      (469,858)           4,727,266
                                                                              -----------------   ------------------
     Contributions:
         Employer                                                                      718,540              449,330
         Employee                                                                    4,468,637            3,365,600
                                                                              -----------------   ------------------
                                                                                     5,187,177            3,814,930
     Transfer from affiliated plan                                                           -                2,589
                                                                              -----------------   ------------------
Total additions                                                                      4,717,319            8,544,785

Deductions from net assets attributed to:
     Benefit payments                                                                4,327,799              758,634
     Transaction charge                                                                 20,400               11,209
     Participant notes receivable terminated
         due to withdrawal of participant                                               69,869               61,787
                                                                              -----------------   ------------------
Total deductions                                                                     4,418,068              831,630
Change in forfeiture reserve, net                                                        2,238                  618
                                                                              -----------------   ------------------
Net increase prior to plan merger                                                      301,489            7,713,773
Transfer of assets due to plan merger                                                        -            2,134,957
                                                                              -----------------   ------------------
Net increase                                                                           301,489            9,848,730
Net assets available for benefits at beginning of year                              31,712,112           21,863,382
                                                                              -----------------   ------------------
Net assets available for benefits at end of year                                $   32,013,601      $    31,712,112
                                                                              =================   ==================

  The accompanying notes are an integral part of these financial statements.

AmeriSave
401(k) Plan
Notes to Financial Statements

1.   Description of Plan

     The following description of the AmeriSave 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective January 1, 1994 and most recently amended July 1, 2000. Employees of AmeriPath, Inc. and its affiliates (collectively, the "Company") become eligible to participate on the first day of the next calendar quarter following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 15 pooled separate accounts and Company stock as investment options for participants. Effective July 1, 2000, the CIGNA INVESCO Dynamics Fund, CIGNA INVESCO Technology II Fund, CIGNA Charter Small Company Stock - Value I Fund and CIGNA Janus Adviser Growth Fund were added to the Plan's investment options. Effective July 1, 1999, the CIGNA PBHG Growth Fund and the CIGNA Templeton Foreign Fund were eliminated as investment options. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

     Prior to July 1, 2000, the Company made a matching contribution in an amount equal to $.25 for each $1.00 contributed by a participant, up to a maximum of $1,000. Effective July 1, 2000, the Company increased its matching contribution to $.50 for each $1.00 contributed by a participant, up to a maximum of $1,000 on the first 6 percent of compensation. The Company may also make additional discretionary matching contributions. Matching Company contributions are recorded in the same period as employee contributions. Additional discretionary matching contributions, if any, are recorded annually.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participant's investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

AmeriSave
401(k) Plan

Notes to Financial Statements

     Vesting

     Participants are immediately vested in their own voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service, and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     Benefit Payments

     On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

     Participant Notes Receivable

     Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.00% to 10.00% for the years ended December 31, 2000 and 1999).

2.   Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

     Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

     During the year ended December 31, 1999 the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

AmeriSave
401(k) Plan

Notes to Financial Statements


     Investment Valuation

     Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price.

3.   Investment Contract with Insurance Company

     The Plan participates in contracts with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rate specified in the contract which was 5.40% and 5.35% for the years ended December 31, 2000 and 1999, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.   Investments

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                                          December 31,
                                                                                    2000                1999
     CIGNA Charter Guaranteed Income Fund                                        $  8,455,655       $ 10,141,567
        interest rates, 5.40%; 5.35%
     CIGNA Charter Large Company Stock Index Fund                                   5,614,611          4,509,926
        units, 78,636; 57,262
     CIGNA Fidelity Advisor Growth Opportunities Fund                               2,350,942          2,969,175
        units, 35,566; 36,720
     CIGNA Janus Worldwide Fund                                                     4,354,485          4,032,388
        units, 58,544; 45,065
     CIGNA INVESCO Small Company Growth Fund                                        3,191,795          2,817,578
        units, 86,970; 67,406
     AmeriPath, Inc. Common Stock                                                   2,312,279                N/A
        shares, 92,491; N/A

AmeriSave
401(k) Plan

Notes to Financial Statements

     Investment Performance

     During the years ended December 31, 2000 and 1999, the Plan's investments (including interest, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                                             Years Ended
                                                                                            December 31,
                                                                                       2000              1999
     General Account:
            CIGNA Charter Guaranteed Income Fund                                   $   521,490        $   522,448

     Pooled Separate Accounts:
            CIGNA Charter Large Company Stock Index Fund                              (514,488)           737,343
            CIGNA Charter Small Company Stock - Value I Fund                            22,222                  -
            CIGNA Lifetime20 Fund                                                       (7,112)            82,083
            CIGNA Lifetime30 Fund                                                       (8,015)            88,837
            CIGNA Lifetime40 Fund                                                        4,881             92,954
            CIGNA Lifetime50 Fund                                                       20,406            150,720
            CIGNA Lifetime60 Fund                                                        4,731              6,442
            CIGNA Fidelity Advisor Growth Opportunities Fund                          (509,603)            84,337
            CIGNA INVESCO Dynamics Fund                                                (52,950)                 -
            CIGNA INVESCO Technology II Fund                                           (74,356)                 -
            CIGNA INVESCO Small Company Growth Fund                                   (468,844)           963,109
            CIGNA Janus Worldwide Fund                                                (919,728)         1,499,928
            CIGNA Janus Adviser Growth Fund                                            (30,796)                 -
            CIGNA Lazard International Equity Fund                                    (127,204)           146,854
            CIGNA PBHG Growth Fund                                                           -            162,613
            CIGNA State Street Global Advisors Intermediate
                 Bond Fund                                                               4,484              2,842
            CIGNA Templeton Foreign Fund                                                     -            201,221
                                                                                ---------------   ----------------
                                                                                    (2,656,372)         4,219,283

     Common Stock:
            AmeriPath, Inc. Common Stock                                             1,618,788            (60,293)

     Participant Notes Receivable                                                       46,236             45,828
                                                                                ---------------   ----------------

            Net (decrease) increase                                                $  (469,858)       $ 4,727,266
                                                                                ===============   ================

AmeriSave
401(k) Plan

Notes to Financial Statements


5.   Related-Party Transactions

     Plan assets include investments in funds managed by CG Life, a wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of AmeriPath, Inc., the Plan sponsor, which also qualifies as a party-in-interest.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   Tax Status

     The Company has adopted a CG Life prototype plan which has been determined by the Internal Revenue Service to be in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has not yet filed for an individual determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC, therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   Reconciliation of Plan Financial Statements to the Form 5500

     The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H (Part I and II) of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of cash equivalents at December 31, 1999. The ending net asset balances are reconciled as follows:

                                                                                December 31,
                                                                                   1999
          Net assets, reflected on Form 5500                                     $  30,031,836
          Add:   Cash Equivalents                                                    1,680,276
                                                                             ------------------
          Net assets, reflected in the financial statements                      $  31,712,112
                                                                             ==================

AmeriSave
401(k) Plan

Notes to Financial Statements


9.   Transfer from Affiliated Plan

     In 1999, loan principal attributable to the employees of Consulting Pathologist, P.A. was transferred into the Plan.

10.  Plan Mergers

     In 1999, certain assets attributable to the employees of Consulting Pathologist, P.A. and Consultant Physicians in Pathology were transferred to the Plan and certain employees became eligible to participate in the Plan subject to the provisions of the Plan agreement.

11.  Forfeitures

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $43,212 and $12,393 at December 31, 2000 and 1999, respectively, is included in the CIGNA Charter Guaranteed Income Fund and is available to pay Plan expenses or offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement.

12.  Subsequent Events

     Effective July 1, 2001, the CIGNA Fidelity Advisor Growth Opportunities Fund was discontinued as an investment option and the CIGNA Charter Large Company Stock - Value I Fund was added to the Plan's investment options.

AmeriSave                                                  Supplemental Schedule
401(k) Plan                                                           Schedule I
Schedule H (Part IV) Form 5500 - Schedule of Assets Held for Investment Purposes
    at End of Year
December 31, 2000

                                                                  (c)
                         (b)                      Description of investment including
             Identity of issue, borrower,          maturity date, rate of interest,              (d)              (e)
    (a)        lessor, or similar party            collateral, par or maturity value            Cost          Current value
     *     Connecticut General Life          CIGNA Charter Guaranteed Income Fund               N/A**            $ 8,455,655
           Insurance Company

     *     Connecticut General Life          CIGNA Charter Large Company Stock                  N/A**              5,614,611
           Insurance Company                 Index Fund

     *     Connecticut General Life          CIGNA Charter Small Company                        N/A**                246,409
           Insurance Company                 Stock - Value I Fund

     *     Connecticut General Life          CIGNA Lifetime20 Fund                              N/A**                586,084
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime30 Fund                              N/A**                972,619
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime40 Fund                              N/A**                792,238
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime50 Fund                              N/A**                588,325
           Insurance Company

     *     Connecticut General Life          CIGNA Lifetime60 Fund                              N/A**                138,455
           Insurance Company

     *     Connecticut General Life          CIGNA Fidelity Advisor Growth                      N/A**              2,350,942
           Insurance Company                 Opportunities Fund

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

AmeriSave                                                  Supplemental Schedule
401(k) Plan                                                           Schedule I
Schedule H (Part IV) Form 5500 - Schedule of Assets Held for Investment Purposes
    at End of Year
December 31, 2000

                                                                  (c)
                          (b)                     Description of investment including
             Identity of issue, borrower,          maturity date, rate of interest,              (d)               (e)
    (a)        lessor, or similar party            collateral, par or maturity value            Cost          Current value
     *     Connecticut General Life          CIGNA INVESCO Dynamics Fund                        N/A**             $  291,224
           Insurance Company

     *     Connecticut General Life          CIGNA INVESCO Technology II Fund                   N/A**                164,807
           Insurance Company

     *     Connecticut General Life          CIGNA INVESCO Small Company                        N/A**              3,191,795
           Insurance Company                 Growth Fund

     *     Connecticut General Life          CIGNA Janus Worldwide Fund                         N/A**              4,354,485
           Insurance Company

     *     Connecticut General Life          CIGNA Janus Adviser Growth Fund                    N/A**                217,745
           Insurance Company

     *     Connecticut General Life          CIGNA Lazard International Equity Fund             N/A**              1,001,127
           Insurance Company

     *     Connecticut General Life          CIGNA State Street Global Advisors                 N/A**                139,829
           Insurance Company                 Intermediate Bond Fund

     *     National Financial                AmeriPath, Inc. Common Stock                       N/A**              2,312,279
           Services Corporation

     *     Plan Participants                 Participant Notes Receivable                       N/A**                594,972

* Indicates an identified person known to be a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 27, 2001                                AmeriSave 401(k) Plan
                                                    ---------------------
                                                       (Name of Plan)



                                      By:         /S/ Gregory A. Marsh
                                                  --------------------
                                                      Gregory A. Marsh
                                                     Vice President and
                                                   Chief Financial Officer

                                 Exhibit Index


EXIND - 23.1   Consent of Independent Accountants